UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington , D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 000-25383

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Bangalore, Karnataka, India

(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No☑

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).

Not applicable.

ELECTION OF DIRECTORS

On April 14, 2006, the Board of Directors (the "Board") of Infosys Technologies Limited (the "Company") elected Jeffrey Sean Lehman as an additional director of the Company. Mr. Lehman will hold office up to the date of the next Annual General Meeting ("AGM"), when his appointment as a director will be placed for the approval of the shareholders in the AGM. Mr. Lehman was recommended by the Company's Nominations Committee after completion of the evaluation process set forth in the Nominations Committee's charter. The Board believes that Mr. Lehman satisfies the standards of independence set forth in the applicable Nasdaq listing rules. There was no arrangement or understanding pursuant to which Mr. Lehman was elected as a director, and there are no related party transactions between Mr. Lehman and the Company.

Mr. Lehman, Professor of Law and Former President at Cornell University, is currently a Senior Scholar at the Woodrow Wilson International Center for Scholars in Washington, D.C. and the President of the Joint Center for China-U.S. Law and Policy Studies at Peking University and Beijing Foreign Studies University. Mr. Lehman earned an A.B. in mathematics from Cornell University, and M.P.P. and J.D. degrees from the University of Michigan. He practiced tax law in Washington, D.C., with the firm of Caplin and Drysdale. Mr. Lehman taught law and public policy at the University of Michigan, specializing in the law and policy of the American welfare state, before becoming dean of the law school. During the last two years of his tenure as dean, Mr. Lehman also served as President of the American Law Deans Association. In 2004, Mr. Lehman was named an honorary professor at China Agricultural University. In 2005, Peking University awarded Mr. Lehman an honorary doctorate degree in recognition of his service as a bridge between scholars in the United States and China. In 2006, Mr. Lehman was named an honorary professor at Xiamen University. Mr. Lehman is a member of the governing boards of Internet2 and Leadership Enterprise for a Diverse America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited
/s/ Nandan M. Nilekani Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

Date: April 20, 2006